# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ovid Therapeutics Inc., CIK 0001636651
CUSIP: 690469101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-26-000317
Filed by CIK 0001773195

## Reporting persons
- Affinity Asset Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 15,143,728; shared voting power 0; sole dispositive power 15,143,728; shared dispositive power 0; aggregate amount beneficially owned 15,143,728 (7.9% of the class)
- Michael Cho: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 15,143,728; shared voting power 0; sole dispositive power 15,143,728; shared dispositive power 0; aggregate amount beneficially owned 15,143,728 (7.9% of the class)

## Item 1. Issuer
Name of issuer: Ovid Therapeutics Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, New York, 10001

## Item 2. Person Filing
Name of person filing:
Affinity Asset Advisors, LLC
Michael Cho
Address of principal business office or, if none, residence:
450 Park Avenue
Suite 1403
New York, NY 10022
Citizenship: Affinity Asset Advisors, LLC is a Delaware limited liability company, and Michael Cho is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The securities reported herein are directly held by Affinity Healthcare Fund, LP (the "Fund"). Affinity Asset Advisors, LLC (the "Adviser") is the investment manager of the Fund and exercises voting and investment power over the securities held directly by the Fund reported herein pursuant to an investment management agreement between the Adviser, the Fund, and the general partner of the Fund. The Adviser may be deemed to beneficially own the securities reported herein held by the Fund by virtue of its position as investment manager of the Fund. Michael Cho, the managing member of the Adviser, may be deemed a beneficial owner of the securities reported herein held directly by the Fund.

As of June 30, 2026, the Adviser and Mr. Cho (collectively, the "Reporting Persons") beneficially own 15,143,728 shares of common stock, $0.001 par value per share ("Common Stock"), of Ovid Therapeutics Inc. (the "Issuer"), which amount includes 4,999,166 shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock ("Warrants") held directly by the Fund. The Warrants are all subject to a beneficial ownership limitation of 9.99% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to the issuance of the shares issuable upon exercise of the Warrants (the "Beneficial Ownership Limitation").
Percent of class:
As of June 30, 2026, the Reporting Persons beneficially own approximately 7.9% of the Common Stock outstanding.

The percentage disclosed above is based on 191,639,268 shares of Common Stock of the Issuer outstanding as of June 30, 2026, consisting of (a) 186,640,102 shares of Common Stock of the Issuer outstanding as of May 8, 2026, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026, plus 4,999,166 shares of Common Stock issuable upon the exercise of Warrants held by the Fund, after giving effect to the Beneficial Ownership Limitation.
Sole power to vote or to direct the vote: As of June 30, 2026, the Reporting Persons have sole power to vote or to direct the vote of 15,143,728 shares of Common Stock, which amount includes 4,999,166 shares of Common Stock issuable upon the exercise of Warrants after giving effect to the Beneficial Ownership Limitation.
Shared power to vote or to direct the vote: As of June 30, 2026, the Reporting Persons have shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of June 30, 2026, the Reporting Persons have sole power to dispose or to direct the disposition of 15,143,728 shares of Common Stock, which amount includes 4,999,166 shares of Common Stock issuable upon the exercise of Warrants after giving effect to the Beneficial Ownership Limitation.
Shared power to dispose or to direct the disposition: As of June 30, 2026, the Reporting Persons have shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Affinity Asset Advisors, LLC: /s/ Andrew Weinstein, Andrew Weinstein, Chief Financial Officer and Chief Compliance Officer (08/13/2026)
- Michael Cho: /s/ Michael Cho, Michael Cho, Self (08/13/2026)